FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of 19 January 2005
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 644-2400
Dir +27 11 644-2460
Fa +27 11 484-0639
www.goldfields.co.za

Enquires

South Africa

Willie Jacobsz
Tel +27 11 644-2460
Fa +27 11 484-0639

North America

Cheryl A Martin
Tel +1 303 796-8683
Fa +1 303 796-8293

GOLD FIELDS ANNOUNCES THAT IT HAS INCREASED ITS TOTAL INDIRECT STAKE IN MEDORO RESOURCES LTD. TO 13.4%

Johannesburg, South Africa – January 18, 2005: Gold Fields Limited (JSE and NYSE: "GFI") announces that its indirect wholly-owned subsidiary, Orogen Holding (BVI) Limited, has purchased 7,692,307 common shares of Medoro Resources Ltd. (TSXV and AIM: "MRL") in a non-brokered private placement. The shares represent 8.1% of the issued and outstanding common shares of Medoro. The shares have been acquired for investment purposes.

In April 2004, Orogen purchased 5,000,000 common shares of Medoro, which together with the newly purchased shares brings Gold Fields' total indirect stake in Medoro to 13.4%. While Orogen has no current intention to acquire additional securities of Medoro in the immediate future, Orogen may increase or decrease its interest in Medoro at prices which it determines to be attractive at any time.

Medoro Resources Ltd. is a junior gold exploration and development company focussed on opportunities in Sardinia, Italy and elsewhere in Europe through joint ventures with strategic partners.

Gold Fields Limited is one of the world's largest unhedged producers of gold, with attributable production of 4.2 million ounces per annum, mineral reserves of 75.6 million ounces and mineral resources of 179 million ounces. The company is listed on the JSE Securities Exchange (primary listing), NYSE, LSE, Euronext in Paris and Brussels, as well as on the Swiss Exchange.

Enquiries:

Gold Fields Limited

Willie Jacobsz   Cheryl Martin
Senior Vice President   Vice President, North
Investor Relations   American Investor Relations
williej@goldfields.co.za   camartin@gfexpl.com
Phone +27 11 644-2460   Phone +1 303 796-8683
Fax +27 11 484-0639

Orogen Holding (BVI) Limited
9 Columbus Centre
Pelican Drive, Road Town, Tortola
The British Virgin Islands

Directors: C M T Thompson* (Chairman), A J Wright (Deputy Chairman), I D Cockerill[†] (Chief Executive Officer),K Ansah[#], G J Gerwel, N J Holland[†] (Chief Financial Officer), J M McMahon[†], G R Parker[‡], R L Pennant-Rea[†], P J Ryan, T M G Sexwale, B R van Rooyen, C I von Christierson
*Canadian, [†]British, [‡]American, [#]Ghanaian.
Corporate Secretary: C Farrel

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 19 January 2005

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs